November 20, 2018

Gerald McMahon
Chief Executive Officer
Harpoon Therapeutics, Inc.
4000 Shoreline Court, Suite 250
South San Francisco, CA 94080

       Re: Harpoon Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 24, 2018
           CIK No. 0001708493

Dear Mr. McMahon:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview , page 1

1. We note the disclosure that you "set out to design a T cell engager that incorporates the strengths of BiTEs and improves upon their critical shortcomings in order to create and develop therapies with greater efficacy potential." As your product candidates have not received FDA approval, it is premature to suggest or imply that they are safe or effective.
       Please revise your disclosure here and any similar statements throughout the prospectus accordingly.
 Gerald McMahon
FirstName LastNameGerald McMahon
Harpoon Therapeutics, Inc.
Comapany 20, 2018
November NameHarpoon Therapeutics, Inc.
November 20, 2018 Page 2
Page 2
FirstName LastName
Emerging Growth Company Status, page 7

2. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 72

3. We note your disclosure that you intend to use the net proceeds to fund the clinical development of HPN424 and HPN536. Please revise to specify how far in the clinical development of each of these two product candidates you expect to reach with the net proceeds. If a material amount of other funds are necessary to complete the clinical development of these two product candidates, state the amounts and sources of such other funds for each product. Refer to Instruction 3 of Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
79

4. Please revise your disclosure to address management's belief as to the sufficiency of the net proceeds from your initial public offering, together with your then existing cash and cash equivalents, to fund your plan of operations for the 12-month period commencing on the date of the prospectus. In this regard, we note your risk factor disclosure on page 14.
Critical Accounting Policies and Estimates
Fair Value of Common Stock, page 89

5. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
HPN424: PSMA-targeting TriTAC
Clinical Development Plan, page 101

6. We note that you have initiated a Phase 1 clinical trail for HPN424 and that you expect to enroll approximately 40 patients. As of a recent date, please revise to disclose how many patients have been enrolled.
Agreements with ACG Biologics, Inc., page 105

7. We note your disclosure in the first paragraph that you may owe AGC a "one-time upfront payment" for a commercial license to the extent you exercise the referenced option. This payment appears separate and distinct from the payments discussed in the third
 Gerald McMahon
Harpoon Therapeutics, Inc.
November 20, 2018
Page 3
         paragraph. Please revise to disclose the general range of the one-time payment similar to how you characterized the payments discussed in the third paragraph. License Agreement with Werewolf Therapeutics, Inc., page 146

8. We note your disclosure in the second paragraph that you may be entitled to a royalty on net sales if Werewolf commercializes any products under the license agreement subject to a minimum annual royalty payment. Please revise your description of the royalty rate to provide a range that does not exceed ten percent. Additionally, please revise your description of the minimum annual royalty payment to disclose the general range of the payment.
Choice of Forum, page 156

9. We note that your forum selection provision identifies the federal district courts of the
         United States as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
General

10. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
11. We note you have filed certain exhibits pursuant to a request for confidential treatment.
         We will provide any comments we have on your application for confidential treatment under separate cover.
       You may contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameGerald McMahon                                Sincerely,
Comapany NameHarpoon Therapeutics, Inc.
                                                                Division of
Corporation Finance
November 20, 2018 Page 3                                        Office of
Healthcare & Insurance
FirstName LastName